As filed with the Securities and Exchange Commission on September 27, 2002

                                                    Registration Number: 0-32995
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       Under Section 12 (b) or (g) of the
                         Securities Exchange Act of 1934

                               MEDSOLUTIONS, INC.
                     (f/k/a EnviroClean International, Inc.)
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                 (Name of Small Business Issuer in its charter)

                Texas                                    75-2531556
---------------------------------------- ---------------------------------------
    (State or other jurisdiction of      (I.R.S. Employer Identification Number)
     incorporation or organization)

  12750 Merit Drive--Park Central VII
                Suite 770
              Dallas, Texas                                 75251
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(Address of principal executive offices)                  (Zip Code)

                                 (972) 931-2374
                     ---------------------------------------
                            Issuer's Telephone Number

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                    (Title of each class to be so registered)
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                                TABLE OF CONTENTS

RISK FACTORS...................................................................#
PART I.........................................................................#
Item 1.  Description of Business...............................................#
Item 2.  Management's Discussion and Plan of Operation.........................#
Item 3.  Description of Property...............................................#
Item 4.  Security Ownership of Certain Beneficial Owners and Management........#
Item 5.  Directors, Executive Officers, Promoters and Control Persons..........#
Item 6.  Executive Compensation................................................#
Item 7.  Certain Relationships and Related Transactions........................#
Item 8.  Description of Securities.............................................#
PART II........................................................................#
Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters..................................#
Item 2.  Legal Proceedings.....................................................#
Item 3.  Changes in and Disagreements with Accountants.........................#
Item 4.  Recent Sales of Unregistered Securities...............................#
Item 5.  Indemnification of Directors and Officers.............................#
PART F/S.......................................................................#
PART III.......................................................................3
Item 1.  Index to Exhibits.....................................................3

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# Not amended.





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

PART III

Item 1.  Index to Exhibits

3.1 Articles of Incorporation of the Company, filed with the Secretary of Sate of the State of Texas on November 12, 1993*

3.2 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on January 10, 1994*

3.3 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on January 31, 1996*

3.4 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on November 12, 1996*

3.5 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on December 23, 1999*

3.6 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on June 27, 2001*

3.7      Bylaws, as amended, of the Company*

4.1      Form of Lock-Up Agreement*

4.2      Form of Subscription Agreement*

4.3 Stock Purchase Option, dated January 15, 1997, between the Company and Gary S. Krall*

10.1 Firm Commitment Agreement, dated October 31, 2000, between Lilly Beter Capital Group, Ltd. and the Company*

10.2 Loan Conversion and Common Stock Agreement between Mark M. Altenau, M.D. and the Company, dated July 31, 2000*

10.3 Contractor Services Agreement effective May 28, 1995, as amended, between the Company and The University of Texas Medical Branch at Galveston*

10.4 Memorandum of Agreement, dated June 15, 2001, between the Company and Intercontinental Manufacturing Company*

10.5 Exclusive Medical Waste Service Agreement, dated March 1, 1999, between EnviroClean Management Services, Inc. and Christus Spohn Hospital System**


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

10.6 Medical Waste Transportation and Disposal Agreement, dated March 1, 2001, between EnviroClean Management Services, Inc., and Trinity Mother Frances Regional Health Center* +

10.7 Amended and Restated Promissory Note dated July 31, 2001 by the Company to Mark M. Altenau, M.D. for $171,666.67*

10.8 Amended and Restated Loan Conversion and Common Stock Agreement between Mark M. Altenau, M.D. and the Company, dated July 31, 2001*

10.9 Amendment 4 to the Contractor Services Agreement between the Company and University of Texas Medical Branch at Galveston (Exhibit 10.3).*

10.10    LBCG Financing Proposal*

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*  Previously filed
** Filed herewith
+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.






















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

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               MEDSOLUTIONS, INC.


Dated:  September 26, 2002                 By: /S/  Matthew H. Fleeger
                                               ---------------------------------
                                               Matthew H. Fleeger, President and
                                               Chief Executive Officer

























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